SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐                            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-20008

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Forgent Networks 401(k) Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Forgent Networks, Inc.

108 Wild Basin Road

Austin, Texas 78746

1.1    Financial Statements and Supplemental Schedule

Forgent Networks 401(k) Plan

December 31, 2006 and 2005 and year ended December 31, 2006 with Report of Independent Registered Public Accounting Firm

Forgent Networks 401(k) Plan

Financial Statements

and Supplemental Schedule

December 31, 2006 and 2005 and year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Trustees

Forgent Networks 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Forgent Networks 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for the Plan taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Austin, Texas

June 25, 2007

Forgent Networks 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments at fair value	$10,768,644	$10,781,726
Net assets available for benefits	$10,768,644	$10,781,726

See accompanying notes.

Forgent Networks 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions:
Employee contributions	$92,669
Employer contributions	14,999
Net appreciation in fair value of investments	1,127,688
Interest income	38,608
Total additions	1,273,964

Deductions:
Benefit payments	1,287,046
Total deductions	1,287,046

Net decrease in net assets available for benefits	(13,082)

Net assets available for benefits at beginning of year	10,781,726
Net assets available for benefits at end of year	$10,768,644

See accompanying notes.

Forgent Networks 401(k) Plan

Notes to Financial Statements

December 31, 2006

1. Description of Plan

The Forgent Networks 401(k) Plan (the Plan) became effective January 1, 1990.

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees of Forgent Networks, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees are eligible for participation in the Plan after obtaining 21 years of age.

Contributions

Eligible employees may contribute from 1% up to 75% of compensation, as defined in the Plan, up to the statutory annual deferral limit.

The Company may make matching contributions up to specified amounts at its discretion. The Company matched 25% of employee deferrals up to a maximum of 6% of employee earnings in 2006.

All contributions are invested at the direction of the participants.

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Company matching contributions and actual earnings thereon vest based on years of service completed by participants. Vesting is determined in accordance with the following schedule:

1 Years of Service	Percentage

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant’s death or disability, or in the event of termination under certain circumstances other than those listed or if the participant reaches age 70½ while still employed. Benefits may be paid in a lump-sum distribution or by an annuity.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time, as subject to the provisions of ERISA. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Upon written application of a participant, the Plan may make a loan to a participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant’s vested account balance or $50,000. Loans are amortized over a maximum of 60 months unless they are used to purchase a participant’s principal residence, and repayment is made through payroll deductions. The amount of the loan is deducted from the participant’s investment accounts and bears interest at a rate commensurate with local rates for similar plans.

Forfeitures

Forfeitures, if any, under the Plan are either applied to payment of certain administrative expenses of the Plan or the Company’s matching contribution to the Plan for the Plan year in which the forfeitures occur. During 2006, $463 in forfeitures were used to reduce the Company’s administrative expenses.

Administration

The Plan is administered by trustees consisting of officers and employees of the Company. Administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).

The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value, if different. Due to the nature of the fully benefit-responsive investment contract held by the Plan, fair value approximates contract value, therefore, the adoption of the FSP had no effect on the Statement of Net Assets Available for Benefits at December 31, 2006 or 2005.

Valuation of Investments

Investments are stated at fair value. Prudential Retirement Insurance and Annuity Company (Prudential) determines the fair value of the pooled separate accounts based on the quoted market values of the underlying assets in the separate accounts. Participant loans are stated at cost, which approximates fair value. Investments in Company common stock are reported at fair value, based on quoted prices in active markets. Investments in fully benefit-responsive contracts with insurance companies are valued at contract-value which approximates fair value. The investment in the fully-benefit responsive contract has no maturity date. Although not invoked during 2006 or 2005, and as explained further in Note 4, a discontinuation liquidation would result in the return of contract value within 90 days; therefore, the Company believes a discontinuance payment would be a reasonable determinant of the fair value and that fair value would approximate contract value due to the discounting period being only 90 days. Contract value represents contributions and transfers made under the contract, plus income earned, less funds used to pay benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and the accompanying notes and schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets at December 31, 2006 or 2005, are as follows:

	December 31
	2006	2005

Prudential Retirement Insurance and Annuity Company Pooled Separate Accounts:
Timesquare Corporate Bond/BSAM Fund	$559,099	$639,380
Fidelity Advisors Growth Opportunities Fund	803,156	825,505
Dreyfus Founders Growth Fund	610,967	590,946
Neuberger & Berman Partners Trust Fund	1,143,297	1,100,874
Balanced I/Wellington Management Fund	713,418	1,158,356
Templeton Foreign Account Fund	732,090	650,074
State Street Russell 3000 Fund	847,937	559,124
Small Cap Growth/Timesquare Fund	1,832,869	1,873,717
Small Cap Value/MEA Fund	574,940	719,206
Guaranteed Income Fund	1,095,544	1,380,689

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Pooled separate accounts	$1,167,592
Common stock	(39,904)
$1,127,688

As of December 2006, the Plan no longer offered the Company’s common stock as an investment option.

4. Contracts With Insurance Companies

Effective January 1, 1998, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (a CIGNA company) (CGLIC). On April 1, 2005, these contracts were assumed by Prudential. The contract includes the Prudential Guaranteed Income Fund, which is invested in Prudential’s general portfolio and is recorded at fair value, which approximates contract value. The Guaranteed Income Fund does not have a maturity date or penalties for early withdrawals. Participant directed transfers among investment options and distributions are normally made immediately; however, Prudential may exercise its contractual right to defer a transfer or distribution from the Guaranteed Income Fund. It has seldom been necessary for Prudential to invoke this deferral provision. The deferral provision was not invoked in 2006 or 2005. The Company considers this contract to be benefit responsive as described in the FSP.

The rate of credited interest for any period of time will be determined by Prudential and is guaranteed for six-month periods (January1 through June 30 and July 1 through December 31). The average yield earned by the Plan was approximately 3.15% and 2.75% for the years ended December 31, 2006 and 2005, respectively.

The average yield earned by the Plan adjusted to reflect the actual interest rate credited to participants was 3.15% and 2.75% for the years ended December 31, 2006 and 2005, respectively. The rates are the same because all interest credited to the Plan is fully credited to the participants. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions.

When establishing interest crediting rates, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

Events that may limit the ability of the Plan to transact at contract value with the issuer are as follows: premature termination of the contract by the Plan, plant closures, company layoffs, plan termination, bankruptcy and company mergers. The occurrence of any of the events previously mentioned is not probable.

There are no events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 13, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

Supplemental Schedule

Forgent Networks 401(k) Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

EIN: 74-2415696 Plan Number 001

December 31, 2006

Identity of Issue	Description of Asset	Current Value

*Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	$1,095,544
*Prudential Retirement Insurance and Annuity Company	Guaranteed Government Securities Fund	540
*Prudential Retirement Insurance and Annuity Company	Victory Div Stock Fund	271,265
*Prudential Retirement Insurance and Annuity Company	Lifetime 20 Fund	85,261
*Prudential Retirement Insurance and Annuity Company	Lifetime 30 Fund	187,601
*Prudential Retirement Insurance and Annuity Company	Lifetime 40 Fund	96,400
*Prudential Retirement Insurance and Annuity Company	Lifetime 50 Fund	227
*Prudential Retirement Insurance and Annuity Company	Lifetime 60 Fund	225
*Prudential Retirement Insurance and Annuity Company	Fidelity Advisors Growth Opportunities Fund	803,156
*Prudential Retirement Insurance and Annuity Company	Dreyfus Founders Growth Fund	610,967
*Prudential Retirement Insurance and Annuity Company	Neuberger & Berman Partners Trust Fund	1,143,297
*Prudential Retirement Insurance and Annuity Company	Balanced I/Wellington Management Fund	713,418
*Prudential Retirement Insurance and Annuity Company	Lazard Equity Portfolio Account Fund	115,032
*Prudential Retirement Insurance and Annuity Company	Janus Worldwide Account Fund	238,727
*Prudential Retirement Insurance and Annuity Company	Templeton Foreign Account Fund	732,090

Identity of Issue	Description of Asset	Current Value

*Prudential Retirement Insurance and Annuity Company	State Street Russell 3000 Fund	$847,937
*Prudential Retirement Insurance and Annuity Company	Small Cap Growth/Timesquare Fund	1,832,869
*Prudential Retirement Insurance and Annuity Company	Small Cap Value/MEA Fund	574,940
*Prudential Retirement Insurance and Annuity Company	Mid Cap Value/Cooke & Bieler Fund	138,503
*Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners	42,896
*Prudential Retirement Insurance and Annuity Company	High Yield Bond/Caywood-Scholl Fund	397
*Prudential Retirement Insurance and Annuity Company	T. Rowe Price EQ Inc.-ADV SH	103,014
*Prudential Retirement Insurance and Annuity Company	Oppenheimer Global-CLA	113,816
*Prudential Retirement Insurance and Annuity Company	International Equity/Julius Baer	275,955
*Prudential Retirement Insurance and Annuity Company	Large Cap/LSV Asset Management	138,778
*Prudential Retirement Insurance and Annuity Company	Large Cap/Waddel & Reed	24,615
*Prudential Retirement Insurance and Annuity Company	AM Cent Ultra Advisor	35
* Prudential Retirement Insurance and Annuity Company	Timesquare Corporate Bond/BASM Fund	559,099
*Participant Loans	Varying maturity dates and interest rates at 7.25%	22,040
Total		$10,768,644

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Forgent Networks
401(k) Plan

Date: June 28, 2007	By:	/s/ Paul Tesluk
	Name:	Paul Tesluk
	Title:	Plan Advisor

Exhibit Index

Exhibit Number	Document Description

23.1	Consent of Ernst & Young